GUARDIANS OF GOLD INC.

VIA EDGAR

April 11, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ann Parker

Re:	Guardians of Gold Inc. (CIK: 001487646) Request for Withdrawal of Registration Statement on Form S-4 File No. 333-165603

Dear Ms. Parker:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Guardians of Gold (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-4 (Registration No. 333-165603) (the “Registration Statement”), filed with the Securities and Exchange Commission on March 22, 2010. The Company is requesting withdrawal of the Registration Statement because the exchange offer, as described in the Registration Statement, is no longer being undertaken by the Company and, therefore, no securities will be issued under the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Matthew C. McMurdo of Nannarone & McMurdo LLP, at (917) 318-2865.

Thank you for your assistance with this matter.

Sincerely,

GUARDIANS OF GOLD INC.

By: /s/ Ron Haller

Name: Ron Haller

Title: Secretary, Treasurer and Director